NOTE: CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO
RULE 83, 17 C.F.R. § 200.83, WITH RESPECT TO PORTIONS OF THIS
CORRESPONDENCE. PURSUANT TO THIS RULE, WE HAVE OMITTED
CONFIDENTIAL INFORMATION THAT WAS INCLUDED IN THE UNREDACTED
VERSION OF THIS CORRESPONDENCE DELIVERED TO THE DIVISION OF
CORPORATION FINANCE. WE HAVE INDICATED EACH REDACTION OF
CONFIDENTIAL INFORMATION IN THIS CORRESPONDENCE
BY THE USE OF THE LEGEND “[XXXXX].”
October 8, 2008
VIA EDGAR AND FEDERAL EXPRESS
Pamela Long, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:	Pure Earth, Inc. Pre-Effective Amendment No. 1 to Registration Statement on Form 10 Filed August 8, 2008 File No. 0-53287
Dear Ms. Long:
This letter is in response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated September 2, 2008 (the “Comment Letter”), addressed to Mark Alsentzer, Chief Executive Officer of Pure Earth, Inc. (“we”, “our” or the “Company”). The Staff issued the Comment Letter in connection with our filing on August 8, 2008 of Pre-Effective Amendment No. 1 to our registration statement on Form 10 under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
References in this response letter to the “Registration Statement” are to our Post-Effective Amendment No. 1 to Form 10 (File No. 0-53287), which we filed with the Commission separately via EDGAR today. In order to facilitate your review, each of the Staff’s comments reproduced below is followed by our response to that comment. Page number references contained in the responses below are to the amended Registration Statement. For the convenience of the Staff, we are enclosing in the Federal Express package four clean and redlined copies of the Registration Statement. The clean copies are from the EDGAR proof, and the redlined copies are from our word processing version of the Registration Statement, marked to show changes made to Pre-Effective Amendment No. 1.
One Neshaminy Interplex, Suite 201 • Trevose, PA 19053 • Phone 215 639 8755 • Fax 215 639 8756
www.pureearthinc.com

General
1.	Please update your filing to include interim financial statements as of and through June 30, 2008 pursuant to Rule 8-08 of Regulation S-X and include a discussion of results of operations to discuss the quarter ended June 30, 2008.
Response:
We have complied with the Staff’s comment by including unaudited interim condensed consolidated financial statements as of and for the three and six months ended June 30, 2008. We have also provided a discussion and analysis of these interim financial statements on pages 51 through 73 and pages 85 through 99 of the Registration Statement.
Critical Accounting Policies and Estimates, Revenue Recognition, page 46
2.	We have reviewed your response to comment 6 in our letter dated July 17, 2008 and note the following:
•	Your revenue recognition policy for your treatment and recycling segment states, “revenues are recognized upon completion of the treatment or the disposal of hazardous or non-hazardous soils and oil byproducts to a recycling outlet.” Please tell us how this is consistent with your response on page 8, that, “the incurrence of this liability [accrued disposal costs], however, does not preclude the recognition of revenue prior to completing the disposal of the waste due to the fact that we are not under any obligation to the customer to dispose of this waste.”

•	We note in your response related to the Treatment and Recycling segment, that you record accrued disposal costs representing the expected costs of processing and disposing of clean and contaminated soils that have been received into the treatment facility. However, you have determined that the incurrence of this liability does not preclude the recognition of revenue prior to completing the disposal of the waste due to the fact that you are not under any obligation to the customer to dispose of this waste. Please explain your policy to us in consideration that GAAP, in general, requires that costs be recognized as expense in the period that the revenue with which they are associated is recognized, known as the matching principle.
Response:
With respect to the first point above, for the majority of customer contracts within our Treatment and Recycling segment, revenues are recognized upon acceptance of the waste into our facility and the completion of the treatment of hazardous or non-hazardous soils and oil byproducts. The revenue recognition policy contained in Pre-Effective Amendment No. 1 made reference to revenues not being recognized until the disposal of hazardous or non-hazardous soils and oil byproducts to a recycling outlet. This statement was intended to cover revenue recognition with respect to certain specific customer contracts which require us to provide a certificate of disposal, evidencing the proper disposal of the waste material. For these specific contracts, revenue is deferred until the disposal process is completed. Such contracts represent a small percentage of our overall customer and revenue base. Our statement quoted by the Staff is consistent with our revenue recognition policy for the majority of our contracts, which in fact do not require a certificate of disposal. In response to the Staff’s comment, we have amended the discussion of our revenue recognition policy and accrued disposal costs policy on pages 47 and 48 of the Registration Statement to take into account both types of contracts.
With respect to the second point above, our response was intended to address the comment in the Staff’s July 17, 2008 letter which stated, “Please tell us if you have recorded deferred revenue and disclose the amount for each period presented related this activity or explain to us why you have not recorded deferred revenue but recorded disposal costs.” Our response was provided to emphasize that although we have incurred the accrued disposal costs, the criteria to recognize revenue had been met and therefore, there was no deferral of costs or revenues taking place. We agree with the Staff’s comment that GAAP and the matching principle require that costs be recognized as an expense in the period of recognition of the associated revenue, and we believe that we are properly matching revenues and expenses in the same period as required by GAAP.
Liquidity and Capital Resources, page 73
3.	We note in your response to comment 13 in our letter dated July 17, 2008, that your revolving credit facility provides a lockbox mechanism whereby cash received by your operating subsidiaries is automatically swept into a lockbox account that is used to pay down amounts outstanding under the facility. In light of this arrangement and the mandatory prepayment feature of your credit facility contained in Section 2.12 of your credit agreement filed as Exhibit 10.7, please tell us your considerations of presenting the entire balance of your line of credit as a current liability pursuant to EITF 95-22.
Response:
Section 2.12 of the Pure Earth credit facility agreement states the following:
Without notice or demand, if the sum of the outstanding principal balance of the Revolving Advances plus the L/C Amount shall at any time exceed the Borrowing Base, the Borrower shall (i) first, immediately prepay the Revolving Advances to the extent necessary to eliminate such excess; and (ii) if prepayment in full of the Revolving Advances is insufficient to eliminate such excess, pay to the Lender in immediately available funds for deposit in the Special Account an amount equal to the remaining excess. Any voluntary or mandatory prepayment received by the Lender may be applied to the Indebtedness, in such order and in such amounts as the Lender in its sole discretion may determine from time to time.

This section requires us to immediately, and upon demand, repay any Revolving Advances necessary to eliminate any excess caused by the outstanding principal balance of the Revolving Advances plus the L/C amount exceeding the Borrowing Base.
EITF 95-22 states that “borrowings outstanding under a revolving credit agreement that includes both a subjective acceleration clause and a requirement to maintain a lock-box arrangement, whereby remittances from the borrower’s customers reduce the debt outstanding, are considered short-term obligations.” Our credit facility contains an acceleration clause that occurs only in the event that our outstanding advances, plus the L/C amounts, exceeds the borrowing base. Therefore, we do not believe that this represents a subjective acceleration clause as described in EITF 95-22, unless the situation described in Section 2.12 of the credit facility agreement were to actually occur. As a result, we do not believe that we are required to classify our line of credit balance as a current liability. Furthermore, during the outstanding term of this revolving credit facility, we have not ever been in a position where the outstanding advances, plus the L/C amounts, exceeded the borrowing base.
Note 2 — Summary of Significant Accounting Policies, Goodwill and Intangible Assets — Indefinite Lives, page F-17
4.	We appreciate your discussion of the key assumptions and rationale used in performing your impairment analysis in response to comment 26 in our letter dated July 17, 2008. Please provide us with your discounted cash flow analysis.
Response:
We have attached as Exhibit A to this response letter the discounted cash flow analysis to support our goodwill impairment analysis, and we are providing this information supplementally to the Staff in response to this comment.
Note 3 — 2006 Acquisitions, page F-26
5.	We note you have removed “independent” from your references to independent appraisals on page F-26 in response to comment 27 in our letter dated July 17, 2008. Although you have removed “independent”, you still refer to the fair value of the net assets acquired being determined by an appraisal. As such, we repeat our prior comment that, you are not required to make reference to the outside consulting service, but when you do, you must also disclose the name of the outside consulting service. Refer to Section 436(b) of Regulation C.
Response:
In response to the Staff’s comment, we have removed the additional reference to the fair value of net assets acquired being determined by an appraisal on page F-26. We have also removed a reference to an appraisal of idle machinery on page 99 of the Registration Statement.

Note 4 — Casie Group Acquisition, page F-28
6.	We have reviewed your response to comment 29 in our letter dated July 17, 2008. Please expand your current disclosures in Note 4 to distinguish the shares of common stock that were issued in the Casie Group transaction with those that are publicly traded. For example, disclose that the shares issued in the Casie Group transaction were issued in a private placement transaction without any registration rights.
Response:
In response to the Staff’s comment, we have provided additional disclosure on pages F-28 and F-76 of the Registration Statement to distinguish between the shares of our common stock issued in the Casie Group transaction with those that are publicly traded.
Note 10 — Intangible Assets, page F-37
7.	We have reviewed your response to comment 32 in our letter dated July 17, 2008 and note your total assets in your Treatment and Recycling segment were $30,159,762 and $29,480,340 at December 31, 2007 and March 31, 2008, respectively. In your response to our prior comment 32, you have provided us your calculation to determine the Treatment and Recycling segment’s estimated fair value, which is significantly lower than the carrying value of your total assets for this segment. As such, it appears that your total intangible assets assigned to the Treatment and Recycling segment would be impaired. In light of this, tell us your considerations of paragraph 7 and 8 of SFAS 144.
Response:
In preparing our previous response to Comment 32 in the Staff’s letter dated July 17, 2008, we took an extremely conservative view in our estimate of the cash flows expected to be derived from our Treatment and Recycling segment, which is evidenced by our 50% reduction of the Total Projected Income from Operations. This was done with the intention of demonstrating that even if we only achieved 50% of our actual projections, the intangible assets would still not be impaired. However, we inadvertently overlooked the fact that this calculation resulted in an estimated fair value for the total segment that was lower than the carrying value of the segment’s total assets.
As a result, we have revised the discount rate used in our fair value calculation to reflect a 15% margin of error in our Total Projected Income from Operations, versus the 50% that was previously used. Our revised calculation and response are as follows:

The intangible assets within the Treatment and Recycling segment consist primarily of $2.2 million in permits and $259,000 for a non-competition agreement with a former owner of Casie Group. The valuation of the permits was determined via an appraisal at the date of acquisition on March 30, 2007. For the nine months ended December 31, 2007, the Treatment and Recycling segment had income from operations of $1,760,482. Our projections for 2008 and the subsequent years are as follows:

Projected Income
Year	from Operations
2008	$[XXXXX]

2009	[XXXXX]

2010	[XXXXX]

2011	[XXXXX]

2012	[XXXXX]

Total	$[XXXXX]

Sum of projections, reduced by 15%	$[XXXXX]

Discount rate	[XXXXX]%

Estimated fair value	$[XXXXX]

As shown in the in the table above, the estimated fair value of the cash flows to be derived from the operations of Casie Group is approximately $[XXXXX] million. The permits are an integral component to Casie Group’s operations, and without such permits, the majority of its operations would not be possible. Therefore, we believe that it is reasonable to assume that at least 20% of the estimated fair value of the income from operations, or $[XXXXX] million, should be attributed to the intangible assets, which amount exceeds the carrying value.
Note 7 — Concentrations of Credit Risk, page F-78
8.	We note your revised disclosures in response to comment 31 in our letter dated July 17, 2008. Please expand your interim footnote to identify the segment or segments reporting the revenue for your major customers that represent 10% or more of your revenue pursuant to paragraph 39 of SFAS 131.
Response:
We have expanded our interim footnote on pages F-81 and F-82 of the Registration Statement for the three and six months ended June 30, 2008 to disclose the segment reporting the revenue for our major customers pursuant to paragraph 39 of SFAS 131.
* * * *

The Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If any member of the Staff should have any questions regarding the Registration Statement or any of our responses to the Comment Letter, please do not hesitate to contact Jeffrey M. Taylor of Blank Rome LLP, our outside legal counsel, at (215) 569-5579, or in his absence, please contact Alan L. Zeiger of Blank Rome LLP, at (215) 569-5754.

Sincerely, PURE EARTH, INC.
By:	/s/ Mark Alsentzer
Mark Alsentzer
President and Chief Executive Officer

cc:	Jessica Kane	Mr. Brent Kopenhaver
	Brigitte Lippmann	Alan L. Zeiger, Esq.
	Ryan Rohn Melissa Rocha	Jeffrey M. Taylor, Esq.

EXHIBIT A

RESPONSE TO STAFF COMMENT 4 — DISCOUNTED CASH FLOW ANALYSIS

[XXXXX]